EXHIBIT B TO INVESTMENT MANAGEMENT AGREEMENT

Fund	Advisory Fee
Forward Aggressive Growth Allocation Fund	0.10%

Forward Balanced Allocation Fund	0.10%

Forward CorePlus Fund	0.45%

Forward Frontier MarketStrat Fund	0.85%

Forward Growth Allocation Fund	0.10%

Forward Growth & Income Allocation Fund	0.10%

Forward High Yield Bond Fund	0.36%

Forward Income Allocation Fund	0.10%

Forward Income & Growth Allocation Fund	0.10%

Forward Investment Grade Fixed Income Fund	0.33%

Forward International Equity Fund	0.55%

Forward Mortgage Securities Fund	0.36%

Forward SMIDPlus Fund	0.60%

Forward Strategic Alternatives Fund	0.70%

Forward U.S. Government Money Fund	0.08%

Amended: December 1, 2009

Amended: December 11, 2009

Amended: May 1, 2010

Amended: September 20, 2010

Amended: January 20, 2011